FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
X Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Clark Richard B.	2. Issuer Name and Ticker or Trading Symbol Monsanto Company (MON)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) Director 10% Owner X Officer (give title below) Other (specify below) Vice President and Controller
(Last) (First) (Middle) 800 N. Lindbergh Blvd.	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year December 17, 2002
(Street) St. Louis, MO 63167		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock	12/17/02		A(4)		5,000	A		9,865(2)	D
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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Option (right to buy)	$30.74							(3)	11/14/11	Common Stock	31,220		31,220	D
Option (right to buy)	$33.075							3/15/03	04/14/12	Common Stock	2,480		33,700	D

Explanation of Responses:

(1) Michael L. DeCamp, attorney-in-fact for Richard B. Clark pursuant to Power of Attorney previously filed.
(2) Includes 2,500 shares of the Issuer's common stock held directly by the Reporting Person, 2,273 shares of the Issuer's common stock held by the Reporting Person in the Issuer's Savings and Investment Plan and 92 shares of the Issuer's common stock received by the Reporting Person's spouse and children as a dividend distribution from Pharmacia Corporation in connection with Pharmacia Corporation's August 13, 2002 spin-off of its entire ownership interest in the Issuer to shareholders of Pharmacia Corporation.
(3) 50% of the options become exercisable on each of November 15, 2002 and March 15, 2003, subject to the terms of the Monsanto 2000 Management Incentive Plan.
(4) Grant of restricted stock pursuant to Monsanto 2000 Management Incentive Plan.

By: /s/ Michael L. DeCamp(1) **Signature of Reporting Person	12/30/02 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

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